

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 22, 2006

Mr. William G. Manias
Vice President and Chief Financial Officer
TEPPCO Partners, L.P.
2929 Allen Parkway
Houston, TX 77019

      Re: TEPPCO Partners, L.P.
               Form 10-K for the Fiscal Year Ended December 31, 2005
               Filed March 1, 2006
               Form 10-Q for the Quarterly Period Ended March 31, 2006
               Filed May 3, 2006
               File No. 001-10403

Dear Mr. Manias:

      We have completed our review of your 2005 Form 10-K, and Form 10-Q for the quarterly period ended March 31, 2006, and do not, at this time, have any further comments.

                    Sincerely,

                    Karl Hiller
                    Branch Chief